Exhibit A

January 25, 2011

To: Louis Judd
620 Pleasant Run Church Road
Campbellsville, KY 42718

RE: Restricted Appraisal Report

Dear Mr. Judd:

As requested, I have performed an appraisal report on the oil equipment contained in six leases being the following:

Block Production Fund LLP
Rogers Production Fund LLP
Production Revenue Drilling Fund LLP
Energy Production Revenue Fund LLP
Block City Drilling Fund LLP
Green County Energy Fund LLP

Due to the current nature of the acquisition on April 1, 2010 in our opinion the appraisals materially reflects fair value of the assets.

Sincerely,

/s/ Sean D. Curry

Sean D. Curry